Exhibit (d)(214)
AMENDMENT TO
JANUS INVESTMENT FUND
INVESTMENT ADVISORY AGREEMENT
JANUS REAL RETURN ALLOCATION FUND
     THIS AMENDMENT is made this 15TH day of October, 2012, between JANUS INVESTMENT FUND, a Massachusetts business trust (the “Trust”), and JANUS CAPITAL MANAGEMENT LLC, a Delaware limited liability company (“JCM”).
W I T N E S S E T H
     WHEREAS, the Trust and JCM are parties to an Investment Advisory Agreement on behalf of Janus Real Return Allocation Fund (the “Fund”), dated May 13, 2011 (the “Agreement”);
     WHEREAS, the parties desire to amend the Agreement as set forth in greater detail below;
     WHEREAS, pursuant to Section 11 of the Agreement, any amendment to the Agreement is subject to approval (i) by a majority of the Trustees, including a majority of the Trustees who are not interested persons (as that phrase is defined in Section 2(a)(19) of the 1940 Act) of any party to this Agreement and, if required by applicable law, (ii) by the affirmative vote of a majority of the outstanding voting securities of the Fund (as that phrase is defined in Section 2(a)(42) of the 1940 Act);
     WHEREAS, the parties have obtained Trustee approval as set forth above, and the parties agree that a shareholder vote is not required to amend the Agreement;
     WHEREAS, the name of Janus Real Return Allocation Fund has been changed to Janus Real Return Fund; and
     WHEREAS, the parties have agreed to a reduced investment advisory fee for the Fund.
     NOW, THEREFORE, in consideration of the premises and of the mutual agreements set forth below, the parties agree to amend the Agreement as follows:
     1. All references to “Janus Real Return Allocation Fund” shall be replaced with “Janus Real Return Fund.”
     2. Section 5 of the Agreement is replaced in its entirety with the following:

Compensation. The Trust shall pay to JCM for its advisory services pursuant to this Agreement a fee, calculated and payable for each day that this Agreement is in effect, of 1/365 of 0.55% of the first $1,000,000,000 of the average daily closing net asset value of the Fund, plus 1/365 of 0.53% of the average daily closing net asset value of the Fund on the next $4,000,000,000, plus 1/365 of 0.50% of the average daily closing net asset value of the Fund in excess of $5,000,000,000 (1/366 of 0.55% of the first $1,000,000,000 of the average daily closing asset value of the Fund, plus 1/366 of 0.53% of the average daily closing net asset value of the Fund on the next $4,000,000,000, plus 1/366 of 0.50% of the average daily closing net asset value of the Fund in excess of $5,000,000,000 in a leap year). The fee shall be paid monthly.
     3. The parties acknowledge that the Agreement, as amended, remains in full force and effect as of the date of this Amendment, and that this Amendment, together with the Agreement and any prior amendments, contains the entire understanding and the full and complete agreement of the parties and supercedes and replaces any prior understandings and agreements among the parties respecting the subject matter hereof.
     4. This Amendment may be contemporaneously executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.
     IN WITNESS WHEREOF, the parties have caused their duly authorized officers to execute this Amendment as of the date first above written.

JANUS CAPITAL MANAGEMENT LLC
By:	/s/ Heidi W. Hardin
Heidi W. Hardin
Senior Vice President and General Counsel

JANUS INVESTMENT FUND
By:	/s/ Stephanie Grauerholz-Lofton
Stephanie Grauerholz-Lofton
Chief Legal Counsel, Vice President and Secretary